

January 10, 2012

<u>Via Mail</u>
Ihar Yaravenka
President, Treasurer and Secretary
Allied Technologies Group, Inc.
28A Horbow-Kolonia
Zalesie, Poland 21-512

> **Re:** **Allied Technologies Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 14, 2011**
> **File No. 333-178472**

Dear Mr.Yaravenka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that since inception you have had no operations, sales, revenues or employees. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your registration statement to comply with Rule 419 of Regulation C. Otherwise, please explain why Rule 419 does not apply to this offering. As applicable, please revise your prospectus to state, if true, that you are not a blank check company and have no plans or intention to engage in a business combination with another entity.

2.   Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted

as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Prospectus Cover Page, page 3

3.   Please consider disclosing the aggregate offering proceeds assuming the sale of 25%, 50%, 75% and 100% of the shares you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 6

Allied Technologies Group, Inc., page 6

4.   Please revise the end of the second paragraph to disclose what will happen if you sell less than half of your securities offered in this offering. In this regard we note your disclosure that if you sell 50% of the shares offered you will be able to meet the next 12 months cash requirements.

The Offering, page 7

5.   Please briefly disclose here that this is a self-underwritten, direct primary offering with no minimum purchase requirement.

6.   Please revise the caption "Registration Costs" to reflect that you are showing your anticipated total offering costs.

Risk Factors, page 9

If we do not attract customers, we will not make a profit…, page 12

7.   Please reconcile your statement that you "have not identified any customers" with disclosure on page 21 that you have entered into a professional services agreement with Star Guide, Inc.

Use of Proceeds, page 16

8.   Please align the $12,000 "Net Proceeds" amount with the proper column of your tabular presentation.

Plan of Distribution; Terms of the Offering, page 18

9.   Please disclose that the person offering securities on your behalf may be deemed
        to be an underwriter of this offering within the meaning of that term as defined in
        Section 2(a)(11) of the Securities Act of 1933.

10.   Please tell us more about the manner in which the securities will be offered and
        how the investors will learn about the offering. For instance, how will Mr.
        Yaravenka identify those who might have an interest in purchasing shares?
        Please provide us supplementally with copies of any materials that Mr. Yaravenka
        intends to use in this regard. Please file a form of the subscription agreement that
        you will use in this offering as an exhibit to the registration statement.

Management's Discussion and Analysis or Plan of Operation, page 20

11.   Please expand your disclosures regarding the service agreement you signed with
        Star Guide, Inc. on November 17, 2011 to clarify when you will begin earning
        fees and recognizing revenue from this agreement, the length of the agreement
        and the contract value. Please also clarify whether Star Guide, Inc. is a related
        party and/or affiliate. Finally, we note your disclosures on page 12 that indicate
        that you do not have any customers and that you have not identified any
        customers. Please revise your disclosures to clarify what the purpose of the
        service agreement with Star Guide, Inc. is and why you do not consider Star
        Guide, Inc. to be a customer.

Hire Part-Time consulting specialist…, page 21

12.   Please revise the last paragraph on page 21 to refer to customers buying your
        services rather than "product[s]."

Business, page 24

Consulting Services, page 24

13.   With a view towards disclosure, please explain to us who will be performing the
        consulting services, in particular the services related to boat repair and
        maintenance and "major renovations." With regard to these services, please
        expand your disclosure to discuss the location where these services will be
        provided, any special equipment needed for rendering such services and how you
        intend to procure them.

Agreement, page 29

14.   Please revise your disclosure to provide a brief description of Star Guide's

business. Also, you state that Star Guide is a "Poland Canada based company."
The website of the Nevada Secretary of State (http://nvsos.gov), lists Star Guide,
Inc. as a Nevada corporation and Ms. Olga Kapralova (the signatory to the
services agreement with Star Guide) as president of Star Guide. In addition, the
status of Star Guide as a business entity is listed as "revoked." Please explain.
We may have additional comments following the review of your response.

15.   Please disclose whether you have begun to provide any services under the
        agreement with Star Guide.

Management, page 31

16.   Please clarify whether Mr. Yaravenka is currently employed at Yacht Metal.
        Also, please revise your disclosure to identify the specific "qualifications and
        attributes" qualifying Mr. Yaravenka as a member of the board. Please see Item
        401(e)(1) of Regulation S-K.

Principal Stockholders, page 35

17.   With respect to Mr. Yaravenka being identified as a promoter, please ensure to
        provide all Item 404(c)(1) of Regulation S-K disclosure.

Future sales by existing stockholders, page 36

18.   Please revise your disclosure to also note the reporting requirements under Rule
        144.

Legal Matters, page 38

19.   Please disclose the address of counsel issuing the opinion. Refer to paragraph 23
        of Schedule A of the Securities Act.

Exhibit 5.1 – Opinion of W. Scott Lawler, attorney at law

20.   Please have counsel revise the penultimate paragraph of the opinion to state that
        the Registered Shares, when sold pursuant to the registration statement "will be"
        legally issued, fully paid and non-assessable. Please refer to Section II.B.1.a. of
        Staff Legal Bulletin No. 19 dated October 14, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        W. Scott Lawler, Esq.